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                                                                Exhibit(a)(1)(F)


                               Lante Corporation

                    Stock Option Replacement Program Update

                               January 17, 2001


The deadline for participating in the Stock Option Replacement Program has been extended to February 9, 2001.

What does this mean?

 .    The extension of the expiration date means that eligible employees now have more time to tender currently outstanding options for a future grant of new options in accordance with the terms and conditions of the Offer to Exchange, as amended. In particular, if you want to participate in the Stock Option Replacement Program, you now have until 12:00 midnight, Eastern time, on Friday, February 9, 2001 to fill out the Letter of Transmittal Lante sent to you by e-mail on December 21, 2000 and send it by mail, fax or hand delivery to Scott Smaller, Lante's Treasurer.

 .    You also have until the new expiration date to withdraw any options you have previously tendered. To date, options to purchase 112,210 shares of common stock have been tendered for exchange.

 .    The new option grants for those participating in the Stock Option
Replacement Program will still be made 6 months and one day after the tendered options are cancelled by Lante, which, in light of the new expiration date, should be on or about August 13, 2001.

 .    The "six month look-back provision" still applies to participation in the
Stock Option Replacement Program, but such six month look-back is now keyed off of the new expiration date.

Why is the expiration date being extended?

Last month, when Lante announced its Stock Option Replacement Program for eligible employees it also filed the related tender offer materials with the SEC. As is common practice, the SEC has reviewed Lante's filing. Lante is in the process of responding to the SEC comments. In light of the rapidly approaching old expiration date, Lante decided that it would be wise to extend the expiration date to give it ample time to fully address the matters raised by the SEC. In addition, Lante would like to give eligible employees who want to participate in the Stock Option Replacement Program additional time to fill out and deliver their Letters of Transmittal.


If you need more information about the Stock Option Replacement Program or would like hard copies of the tender offer materials, please contact your benefits representative at 312-696-5000.